QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Statement of
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	12/26/2010	12/27/2009	12/28/2008	12/31/2007	12/31/2006
Earnings:
Pre-tax income from continuing operations	$1.9	$(37.3)	$(104.7)	$(25.9)	$(26.7)
Add: Fixed Charges adjusted for capitalized interest	24.6	13.0	12.5	3.0	3.2

Total	$26.5	$(24.3)	$(92.2)	$(22.9)	$(23.5)

Fixed Charges:
Interest expense on debt and amortization of deferred financing costs	$22.4	$10.6	$10.4	$1.6	$1.9
Capitalized interest	—	—	—	—	—
Estimate of interest in rent expense(1)	2.2	2.4	2.1	1.4	1.3

Total	$24.6	$13.0	$12.5	$3.0	$3.2

Ratio of earnings to fixed charges	1.1	N/A	N/A	N/A	N/A
Deficiency of earnings to fixed charges	N/A	$(37.3)	$(104.7)	$(25.9)	$(26.7)

(1)
The interest component of rent was estimated to be one-third of net rental expense, which we believe is representative of the interest factor.

QuickLinks

  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges